FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of December 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release dated December 1, 2005, that Registrant has filed an amended Annual Report on Form 20-F/A for the year ending December 31, 2004 with the U.S. Securities and Exchange Commission, and also announcing the convening of a special shareholders meeting to be held on December 27, 2005.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242), (No. 333-113950) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-113932), (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: December 1, 2005

Gilat files amended 2004 Annual Report on Form 20F/A.

On an unrelated issue, Gilat also announces the convening of a special shareholders meeting.

Revised accounting treatment relating to accrued interest liability arising from an amendment in April 2004 to its loan agreement with Bank Hapoalim .No effect on historical or future revenues, operating results or cash flow.

Petah Tikva, Israel, December 1, 2005 - Gilat Satellite Networks Ltd. (NASDAQ: GILTF), today announced that it has filed an amended Annual Report on Form 20-F/A for the year ending December 31, 2004 with the U.S. Securities and Exchange Commission to reflect a non-cash change in the accounting treatment of accrued interest liability relating to an April 2004 modification to its loan from Bank Hapoalim.

The restated audited financial statements reflect an increase in the Company's paid in capital by $15.5 million, a decrease in its liabilities by $13.4 million and an increase in financial expenses by $2.1 million. This revision had no effect on the Company's reported revenues, cash flow, total assets or cash.

In April 2004, the Company and Bank Hapoalim agreed to revise the terms of a loan that had been restructured in March 2003. Originally, as audited by our external auditors, in accounting for the modification of the terms of the debt as an extinguishment, the Company did not eliminate the accrued interest liability of approximately $15.5 million that had been recorded as a deferred liability in connection with its March 2003 troubled debt restructuring. The Company reevaluated this presentation of the accrued interest liability and concluded that the accrued interest liability should be eliminated and classified as equity. Future interest accruals will be expensed as incurred. Further details are available in the Company's amended 2004 Annual Report on Form 20-F/A.

The following table summarizes the effect of the restatement on selected balance sheets data (USD, in millions):

	A s o f
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Liabilities:
Accrued expenses:
Reported	$35.9	$25.9	$27.7	$28.0	$24.8	$25.4	$22.6
Restated	$35.9	$24.3	$25.6	$26.6	$22.8	$23.6	$20.9
Accrued interest relating to
restructured debt:
Reported	$18.8	$18.9	$17.6	$16.8	$15.3	$14.4	$13.4
Restated	$18.8	$5.6	$5.5	$4.8	$4.8	$4.2	$4.0

Shareholders Equity:
Additional paid in Capital:
Reported	$719.1	$717.8	$717.7	$718.1	$718.3	$719.0	$719.6
Restated	$719.1	$733.2	$733.1	$733.6	$733.8	$734.5	$735.1
Accumulated deficit:
Reported	$(645.5)	$(647.3)	$(647.5)	$(648.4)	$(649.5)	$(650.0)	$(650.9)
Restated	$(645.5)	$(647.9)	$(648.8)	$(650.5)	$(652.5)	$(653.5)	$(655.3)

The following table summarizes the effect of the restatement on selected statements of operations data (USD, in millions, except per share data):

	Three months period ended				Year ended	Three months period ended
	31.03.04	30.06.04	30.09.04	31.12.04	31.12.04	31.03.05	30.06.05	30.09.05

Net Financial income (expenses):
Reported	$0.6	$0.5	$1.8	$(1.0)	$1.8	$0.7	$(0.2)	$(0.1)
Restated	$0.6	$(0.1)	$1.0	$(1.8)	$(0.3)	$(0.2)	$(0.8)	$(0.9)
Net Loss:
Reported	$(6.5)	$(1.8)	$(0.2)	$(1.0)	$(9.5)	$(1.1)	$(0.5)	$(0.9)
Restated	$(6.5)	$(2.4)	$(0.9)	$(1.7)	$(11.5)	$(1.9)	$(1.1)	$(1.7)
Diluted net loss per share:
Reported	$(0.29)	$(0.08)	$(0.01)	$(0.04)	$(0.42)	$(0.05)	$(0.02)	$(0.04)
Restated	$(0.29)	$(0.11)	$(0.04)	$(0.08)	$(0.52)	$(0.09)	$(0.05)	$(0.08)

The following table presents the restated condensed consolidated quarterly balance sheets:

US dollars in thousands

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2005	2005	2005	2004	2004	2004
	(R e s t a t e d)
	U n a u d i t e d

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	64,678	73,176	68,336	75,771	60,667	44,220
Short-term bank deposits						443
Short-term restricted cash	18,047	22,467	13,254	14,168	13,618	15,757
Restricted cash held by trustees	6,533	6,981	7,790	10,620	9,311	19,136
Trade receivables (net of allowance for doubtful accounts)	31,299	30,142	33,662	31,380	39,481	40,327
Inventories	19,425	18,751	20,386	23,277	27,837	36,835
Receivables in respect of capital leases, prepaid expenses
and other accounts receivable	25,083	26,066	27,616	27,413	31,327	31,765

Total current assets	165,065	177,583	171,044	182,629	182,241	188,483

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	9,000	7,076	7,180	7,534	7,721	9,034
Long-term restricted cash held by trustees	17,789	17,789	19,002	18,994	23,501	22,069
Severance pay fund	8,345	7,956	8,242	7,933	7,573	7,295
Long-term trade receivables, receivables in respect of capital leases
and other receivables, net	27,278	28,055	28,245	27,728	30,839	31,987

	62,412	60,876	62,669	62,189	69,634	70,385

PROPERTY AND EQUIPMENT, NET	127,722	130,886	135,236	137,198	133,339	133,746

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	11,699	9,222	9,640	9,432	8,029	8,429

TOTAL ASSETS	366,898	378,567	378,589	391,448	393,243	401,043

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2005	2005	2005	2004	2004	2004
	(R e s t a t e d)
	U n a u d i t e d

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	11,436	11,444	3,404	4,159	2,907	5,394
Current maturities of long-term loans	13,664	10,381	10,383	8,869	8,339	3,793
Trade payables	19,105	16,095	18,512	21,245	18,320	24,035
Accrued expenses	20,860	23,622	22,833	26,582	25,591	24,341
Short-term advances from customer held by trustees	14,775	14,094	14,078	13,500	13,050	13,026
Other accounts payable	33,462	38,223	39,139	40,048	42,841	40,640

Total current liabilities	113,302	113,859	108,349	114,403	111,048	111,229

LONG-TERM LIABILITIES:
Accrued severance pay	8,374	7,847	8,188	8,172	7,898	7,516
Long-term advances from customer held by trustees	31,119	35,020	37,825	40,226	43,827	45,336
Long-term loans, net of current maturities	94,725	103,975	105,451	108,182	108,730	114,455
Accrued interest related to restructured debt	3,984	4,236	4,761	4,820	5,513	5,568
Other long-term liabilities	17,801	15,357	16,447	15,951	16,812	16,927
Excess of losses over investment in affiliates	720	720	1,702	2,102	2,122	2,122
Convertible subordinated notes	16,333	16,333	16,171	16,171	15,866	15,866

Total long-term liabilities	173,056	183,488	190,545	195,624	200,768	207,790

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	995	992	986	984	981	981
Additional paid in capital	735,119	734,525	733,766	733,582	733,143	733,238
Accumulated other comprehensive loss	(321)	(776)	(2,594)	(2,624)	(3,863)	(4,276)
Accumulated deficit	(655,253)	(653,521)	(652,463)	(650,521)	(648,834)	(647,919)

Total shareholders' equity	80,540	81,220	79,695	81,421	81,427	82,024

Total liabilities and shareholders' equity	366,898	378,567	378,589	391,448	393,243	401,043

The following table presents the restated condensed consolidated quarterly statements of operations:

U.S. dollars in thousands (except per share data)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2005	2005	2005	2004	2004	2004
	(R e s t a t e d)
	U n a u d i t e d

Revenues	49,029	51,370	53,038	61,801	64,749	57,534

Cost of Revenues	30,024	33,371	35,159	38,071	43,576	38,543

Gross profit	19,005	17,999	17,879	23,730	21,173	18,991

Research and development expenses:

Expenses incurred	4,139	4,068	4,832	5,086	4,807	4,556

Less - grants	326	1,491	769	810	1,969	924

	3,813	2,577	4,063	4,276	2,838	3,632

Selling, marketing, general and administrative expenses	15,625	15,062	14,506	17,876	17,475	17,170

Impairment of tangible and intangible assets	-	-	-	-	2,161	-

Gain from derecognition of liability	-	-	-	-	-	(245)

Operating Income (loss)	(433)	360	(690)	1,578	(1,301)	(1,566)

Financial income (expenses)- net	(857)	(827)	(172)	(1,755)	1,034	(127)
Other income (expenses)	(68)	367	(159)	(82)	(192)	-

Income (loss) before taxes on income	(1,358)	(100)	(1,021)	(259)	(459)	(1,693)

Taxes on income	374	958	1,321	1,733	906	1,205

Loss after taxes on income	(1,732)	(1,058)	(2,342)	(1,992)	(1,365)	(2,898)

Equity in profits of affiliated companies	-	-	400	305	450	487

Net loss	(1,732)	(1,058)	(1,942)	(1,687)	(915)	(2,411)

Basic net loss per share	(0.08)	(0.05)	(0.09)	(0.08)	(0.04)	(0.11)

Diluted net loss per share	(0.08)	(0.05)	(0.09)	(0.08)	(0.04)	(0.11)

Shares used in basic net loss per share computation	22,502	22,377	22,323	22,286	22,230	22,226

Shares used in diluted net loss per share computation	22,502	22,377	22,323	22,286	22,230	22,226

The Company also announced the convening of a special shareholders meeting to be held on December 27, 2005.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (NASDAQ: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, a provider of managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Visit Gilat at www.gilat.com

Notes:

1)	Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tal Payne
Chief Financial Officer
Tel: +972 3 925 2266; E-mail: talp@gilat.com

Gilat Media Contact:
Shira Gafni
Director of Corporate Marketing
Tel: +972 3 925 2406; E-mail: shirag@gilat.com